Exhibit A

Name of Fund	Expense Cap (% of average net assets)	Effective Date	Expense Cap Term
First Trust Preferred Securities and Income Fund	1.15%	January 11, 2011	February 28, 2023
First Trust/Confluence Small Cap Value Fund	1.35%	January 11, 2011	February 28, 2023
First Trust Short Duration High Income Fund	1.00%	November 1, 2012	February 28, 2023
First Trust Managed Municipal Fund	0.65%	TBD	TBD